FOR IMMEDIATE RELEASE

Thursday, August 9, 2007

(No.2007-07-18)

CARMANAH APPOINTS ROLAND SARTORIUS AS CHIEF FINANCIAL OFFICER

Victoria, British Columbia, Canada – Thursday, August 9, 2007 - Carmanah Technologies Corporation (TSX: CMH), a global provider of solar power and lighting technologies, is pleased to announce the appointment of Roland Sartorius as Chief Financial Officer, effective August 13, 2007.  Mr. Sartorius will assume responsibility for leading all aspects of Carmanah's financial activities, including accounting and reporting, strategic planning and analysis, treasury, tax, audit, and investor relations.  Mr. Sartorius brings over twenty years of financial leadership experience in private and public high-growth, international corporations.

Most recently, Mr. Sartorius has served as Chief Financial Officer, Director and Corporate Secretary at Infosat Communications, a subsidiary of Bell Canada and a leading North American provider and integrator of satellite communication solutions.  While at Infosat, Mr. Sartorius led several strategic acquisitions and  investments in North America and Asia, developed financial and operational policies and controls, reorganized the finance, IT and administration departments, and was instrumental in strengthening the organization's financial position through strong management of working capital and significantly increasing EBITDA.

Mr. Sartorius' background also includes tenures as CFO, Director and Corporate Secretary with several European & North American based high growth industrial & technology focused international public & private companies, where he completed numerous acquisitions, guided the organizations through public offerings, several equity financings and restructuring of operations.  As well, Mr. Sartorius spent eight years with KPMG in Corporate Finance and Audit.

"Mr. Sartorius is a welcome addition to our executive management team," states Art Aylesworth, Carmanah's CEO.  "He has a strong depth of experience leading complex and rapidly growing international organizations, and he brings a new range of financial skills and insight to Carmanah that will be very valuable as the Company moves to the next phase in its maturity."

Mr. Sartorius holds a Bachelor of Commerce degree from the University of British Columbia and is a member of the Certified General Accountants Institute of BC.  He is fluent in German and has a working knowledge of Spanish and French.

About Carmanah Technologies Corporation

With more than 250,000 installations worldwide, Carmanah is one of the world’s premier suppliers of renewable and energy-efficient technologies, including LED illuminated signage, solar-powered LED lighting and solar power systems & equipment.

Carmanah is headquartered in Victoria, British Columbia, Canada and has branch offices and/or sales representation in 11 cities across Canada, the United States and the United Kingdom.  The Company is publicly traded with common shares listed on the Toronto Stock Exchange under the symbol "CMH" and on the Berlin and Frankfurt Stock Exchanges under the symbol "QCX".  For more information, please visit www.carmanah.com.

C   H   A   N   G   E     T   H   E     W   O   R   L   D     W   I   T   H     U   S  ™

Building 4, 203 Harbour Road, Victoria, BC, Canada   V9A 3S2

Phone (250) 380-0052   Toll Free 1-800-665-3749

Fax (250) 380-0062   E-mail: investors@carmanah.com

On Behalf of the Board of Directors,

Carmanah Technologies Corporation’

“Praveen Varshney “

Praveen Varshney, Director

For further information, please contact:

Investor Relations: Mr. Mark Komonoski Director of Investor Relations Tel: (403) 470-8384 Toll-Free: 1-877-255-8483 mkomonoski@carmanah.com	Media: Mr. David Davies Public Relations Tel: (250) 382-4332 ddavies@carmanah.com

This release contains forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995.  These statements are based on management's current expectations and beliefs and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements.  These risks and uncertainties are described under the caption "Note Regarding Forward-looking Statements" and "Key Information - Risk Factors" and elsewhere in Carmanah’s Annual Report for the fiscal year ended December 31, 2006, as filed with the U.S. Securities and Exchange Commission and which are incorporated herein by reference.  Carmanah does not assume any obligation to update the forward-looking information contained in this press release.

C   H   A   N   G   E     T   H   E     W   O   R   L   D     W   I   T   H     U   S  ™

Building 4, 203 Harbour Road, Victoria, BC, Canada   V9A 3S2

Phone (250) 380-0052   Toll Free 1-800-665-3749

Fax (250) 380-0062   E-mail: investors@carmanah.com